December 20, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Request for Acceleration – Ascend Wellness Holdings, Inc.
Registration Statement on Form S-3
(SEC File No. 333-268534)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ascend Wellness Holdings, Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-268534), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on December 22, 2022, or as soon thereafter as practicable.
The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.
Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

Ascend Wellness Holdings, Inc.

/s/ Daniel Neville
Daniel Neville
Interim Co-Chief Executive Officer and Chief Financial Officer